Exhibit 8.01

Subsidiaries of VTEX

Entity Name	Jurisdiction of Incorporation
EICOM Business School S.A.P.I de C.V.	Mexico
Loja Integrada Tecnologia para Software S.A	Brazil
OFFBounds Media LLC	United States of America
Peru Tecnologia para Ecommerce S.A.C	Peru
VTEX	Cayman Islands
VTEX Argentina S.A.	Argentina
VTEX Brasil Tecnologia para E-commerce LTDA	Brazil
VTEX Chile SpA.	Chile
VTEX Colombia Tecnología para Ecommerce S.A.S.	Colombia
VTEX Commerce Cloud Solutions LLC.	United States of America
VTEX DAY Eventos LTDA	Brazil
VTEX Ecommerce Platform Limited	England
VTEX Ecommerce Platform Limited - Sede Secondaria †	Italy
VTEX Ecommerce Platform Limited - Sucursal em Portugal †	Portugal
VTEX Ecommerce Platform Limited London Sucursala Bucuresti †	Romania
VTEX Mexico Soluciones en Ecommerce S. de R.L. de C.V.	Mexico
VTEX Platform España, S.L.	Spain
WENI TECNOLOGIA DA INFORMAÇÃO LTDA.	Brazil

† Branch